USA COMPRESSION PARTNERS, LP

100 Congress Avenue, Suite 450

Austin, Texas 78701

(512) 473-2662

January 28, 2013

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4628
Washington, D.C.  20549-4628

Attn:                    Mara L. Ransom, Assistant Director

Division of Corporation Finance

Re:                             USA Compression Partners, LP
Registration Statement on Form S-1
File No. 333-180551

Ladies and Gentlemen:

USA Compression Partners, LP (the “Partnership”) requests acceleration of the effective date of the above-captioned Registration Statement to 3:00 p.m., Washington, D.C. time, on January 30, 2013, or as soon as practicable thereafter.

The Partnership hereby acknowledges that:

•                              should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                              the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                              the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

USA COMPRESSION PARTNERS, LP

By:	USA Compression GP, LLC,
its general partner

By:	/s/ J. Gregory Holloway
J. Gregory Holloway
Vice President, General Counsel and Secretary

cc:                                Sean T. Wheeler (By Email)

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, TX  77002

Sean.Wheeler@lw.com

Keith Benson (By Email)

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, TX  77002

Keith.Benson@lw.com